April 4, 2025

Michael Connaway
Chief Financial Officer
Aviat Networks, Inc.
200 Parker Drive, Suite C100A
Austin, Texas 78728

       Re: Aviat Networks, Inc.
           Form 10-K for the Fiscal Year Ended June 28, 2024
           File No. 001-33278
Dear Michael Connaway:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing